Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000

Net income for the period	402,907	337,408	382,727	87,859	151,221
Add: Provision for income taxes	232,392	185,493	210,237	58,362	83,520
Add: Minority interest	(68)	248	(97)	18,750	(182)
Fixed charges	314,681	337,164	351,622	175,457	142,613
Less: Capitalized interest	(3,491)	(3,325)	(9,264)	(3,249)	(1,746)
Income before taxes on income and fixed charges	946,421	856,988	935,225	337,179	375,426

Fixed Charges:
Interest	268,438	294,175	296,983	143,718	115,261
Capitalized interest	3,491	3,325	9,264	3,249	1,746
Rentals at computed interest factor (1)	37,010	34,730	37,504	25,343	22,052
Amortization of debt discount expense	5,742	4,934	7,871	3,147	3,554
Total Fixed Charges	314,681	337,164	351,622	175,457	142,613

Ratio of earnings to fixed charges	3.01	2.54	2.66	1.92	2.63

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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